

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2022

Paul J. Wyckoff
Interim Chief Financial Officer
Cemtrex, Inc.
276 Greenpoint Ave., Suite 208
Brooklyn, NY 11222

> **Re: Cemtrex, Inc.**
> **Form 10-K for the Year Ended September 30, 2021**
> **Filed January 21, 2022**
> **File No. 001-37464**

Dear Mr. Wyckoff:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2021

Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 30

1. We note you did not conclude on the effectiveness of your disclosure controls and procedures as of September 30, 2021. Please be advised that all annual and quarterly filings should include a conclusion as to whether disclosure controls and procedures are effective or not effective as of the report date as required by Item 307 of Regulation S-K.

Management's Annual Report on Internal Control Over Financial Reporting, page 31

2. We note you did not conclude on the effectiveness of your internal control over financial reporting as of September 30, 2021. Please be advised that all annual filings should include a conclusion as to whether internal control over financial reporting is effective or not effective as of the report date as required by Item 308 of Regulation S-K.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Gordon at 202-551-3866 or John Cash at 202-551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing